                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of           January                 , 20 06
                 ----------------------------------     --

           Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   Jalan Japati No. 1 Bandung-40133 INDONESIA
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.


                                                Perusahaan Perseroan (Persero)
                                                PT TELEKOMUNIKASI INDONESIA


                                                --------------------------------
                                                         (Registrant)


Date      January  14, 2006                     By   /s/ Rochiman Sukarno
    -----------------------------                 ------------------------------
                                                         (Signature)

                                                        Rochiman Sukarno
                                                 Head of Investor Relation Unit
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(TELKOM INDONESIA LOGO)


                                  PRESS RELEASE
                                  -------------
                            No.TEL.11/PR110/UHI/2006

                 TELKOM'S COMMENT REGARDING THE INTERCONNECTION
                                 AGREEMENT CASE.

JAKARTA, JANUARY 13, 2006 - PT (Persero) Telekomunikasi Indonesia, Tbk. ("TELKOM" or the "Company") hereby announced that on January 11, 2006 the West Java Police District (the "Police") has issued a Detention Letter addressed to the Director of Human Resource with regards to the alleged interconnection agreement case which happens on the year 2000.

In view of the fact that the person alleged is an active Director, the Company shall make certain that this case will not interrupt the operation of the Company, and shall provide accurate disclosure so that it will not result into any misinterpretation that may cause a negative affect on the Company's image and performance.

TELKOM intend to fully support the Police with the investigation and we are determined to consistently implement good corporate governance and disclosure to all TELKOM employees and officers.


/s/ Adek Julianwar

ADEK JULIANWAR
--------------
Corporate Secretary


For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.
PHONE   : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
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WEBSITE : WWW.TELKOM-INDONESIA.COM
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                                                             (COMMITTED 2U LOGO)

CORPORATE OFFICE PT TELEKOMUNIKASI INDONESIA, Tbk. JALAN JAPATI NO. 1 BANDUNG - 40133 PHONE: 62-22-4521510 FACSIMILE : 62-22-4240313